Supplemental Terms and Conditions to
                the Management Agreement between
                  the American AAdvantage Funds
                               and
                  AMR Investment Services, Inc.
                       with respect to the
           American AAdvantage Intermediate Bond Fund

     The attached amended Schedule A is hereby incorporated into the Management Agreement dated April 3, 1987, as supplemented on November 1, 1995 and December 17, 1996, (the "Agreement") between the American AAdvantage Funds and AMR Investment Services, Inc. To the extent that there is any conflict between the terms of the Agreement and these Supplemental Terms and Conditions ("Supplement"), this Supplement shall govern.

Dated: July 25, 1997

                              American AAdvantage Funds

                              By: /s/ Barry Y. Greenberg
                                   Barry Y. Greenberg
                                   Vice President and
                                   Assistant Secretary

                              AMR Investment Services, Inc.

                              By: /s/ William F. Quinn
                                   William F. Quinn
                                   President


                             Amended
                           Schedule A
                             to the
                      Management Agreement
                             between
                  AMR Investment Services, Inc.
                             and the
                    American AAdvantage Funds


I.   Base Fee

     As compensation pursuant to section 6 of the Management Agreement between AMR Investment Services, Inc. (the "Manager") and the American AAdvantage Funds (the "AAdvantage Trust"), the AAdvantage Trust shall pay to the Manager a fee, computed daily and paid monthly, at the following rate:

     (1) 0.10% of the net assets of the Balanced Portfolio, the Growth and Income Portfolio and the International Equity Portfolio plus all fees payable by the Manager with respect to such Portfolios pursuant to any Investment Advisory Agreement entered into pursuant to Paragraph 2(d) of said Management Agreement; and

     (2)   0.15%  of  the  net assets of  the  Money  Market
     Portfolio, the Municipal Money Market Portfolio and the
     U.S. Government Money Market Portfolio; and

     (3)   0.25% of the net assets of the Intermediate  Bond
     Portfolio and the Limited-Term Income Portfolio.


II.  Securities Lending Duties and Fees

     A.   Manager Duties

     The Manager agrees to provide the following services in connection with the investment of cash collateral received from the securities lending activities of each Portfolio of the AAdvantage Trust: (a) assist the securities lending agent (the "Agent") in determining which specific securities are available for loan, (b) monitor the Agent to ensure that securities loans are effected in accordance with its instructions and within the procedures adopted by the Board of Trustees of the AAdvantage Trust, (c) prepare appropriate periodic reports for, and seek appropriate approvals from, the Board of Trustees of the AAdvantage Trust with respect to securities lending activities, (d) respond to Agent inquiries concerning Agent's compliance with applicable guidelines, and (e) perform such other duties as necessary.

     B.   Securities Lending Fees

     As compensation for services provided by the Manager in connection with securities lending activities of each Portfolio of the AAdvantage Trust, the lending Portfolio shall pay to the Manager, with respect to cash collateral posted by borrowers, a fee equal to 25% of the net monthly interest income (the gross interest income earned by the investment of cash collateral, less the amount paid to borrowers as well as related expenses) from such activities and, with respect to loan fees paid by borrowers when a borrower posts collateral other than cash, a fee equal to 25% of such loan fees.


DATED: July 25, 1997